UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   0-15742

United Business Media plc

(Exact name of registrant as specified in its charter)

Ludgate House, 245 Blackfriars Road, London, SE1 9UY, England, +44 207 921 5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of 25p par value (following a share consolidation on June 2, 2005 these were converted into new ordinary shares of 30 5/14p par value)

7.75% Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Ordinary Shares: 271

Approximate number of holders of record as of the certification or notice date:    Notes:  2

Pursuant to the requirements of the Securities Exchange Act of 1934, United Business Media plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 3 FEBRUARY 2006	By:	/s/ Anne C. Siddell

Anne C. Siddell, Group Company Secretary